Exhibit 99.1

i-80 Gold Drilling Expands High-Grade Mineralization in the South Pacific Zone at Granite Creek

Deepest hole drilled to-date assays 16.4 g/t Au over 15.3 m in hole iGS22-05

RENO, Nev., May 24, 2022 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce results from the first six holes drilled in 2022 to test the high-grade South Pacific Zone at the Company's Granite Creek Property ("Granite Creek" or "the Property") located in Humboldt County, Nevada.

The South Pacific Zone ("SPZ") is a new zone of high-grade gold mineralization located immediately north of the underground mine workings at Granite Creek. Assay results from the first six holes drilled in 2022 to delineate and expand mineralization in the SPZ continue to demonstrate significant expansion potential. Hole iGS22-05 is the deepest hole drilled to test this horizon, intersecting an impressive 16.4 g/t gold (Au) over 15.3 metres (m) approximately 110 m down-dip of previous drilling and 50 m below iGS22-04. The SPZ remains wide open for expansion along strike and at depth (see Figures 1 & 2).

Highlight results from 2022 drilling in the South Pacific Zone (and adjacent horizons):

  11.2 g/t Au over 9.0 m (0.33 oz/ton Au over 29.5 feet) in hole iGS22-02
  11.2 g/t Au over 7.3 m (0.33 oz/ton Au over 24.0 feet) in hole iGS22-04
  16.4 g/t Au over 15.3 m (0.48 oz/ton Au over 50.1 feet) in hole iGS22-05
  11.2 g/t Au over 4.6 m (0.33 oz/ton Au over 15.0 feet) and 10.7 g/t Au over 4.6 m (0.31 oz/ton Au over 15.0 feet) in hole iGS22-06

The SPZ is the priority target of the ongoing surface drill program at Granite Creek and will be included in a resource update following the 2022 program. Holes iGS22-01 and 03 were drilled to better define the upper limits of the SPZ and returned modest results, as was anticipated based on historic drilling. Holes iGS22-04, 05, and 06 were step-out holes at depth while hole iGS22-02 is a step-out along strike to the north. Continued step-out drilling to expand mineralization both along strike and at depth will continue throughout 2022. Table 1 provides a complete summary of results from initial 2022 drilling in the SPZ.

"Drilling continues to expand high-grade mineralization in the South Pacific Zone that remains wide open for expansion both along strike and at depth," stated Tyler Hill, Senior Geologist of i-80. "Broad intercepts at depth demonstrate the significant upside opportunity and drilling in 2022 will continue to step-out along strike to the north towards the property recently acquired from Nevada Gold Mines. We are also extending the decline in order to accelerate the development of underground workings towards the SPZ."

High-grade mineralization at Granite Creek occurs in a near-identical geological setting as that at the multi-million-ounce Turquoise Ridge Mine located immediately to the north (see Figure 3); proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike from the existing underground workings.

Table 1 – Summary of New Assay Results from 2022 Surface Drilling in SPZ

2022 Drill Results from Granite Creek, estimated true widths 60-90%
Drillhole ID	Type	From (m)	To (m)	Length (m)	Au (g/t)
iGS22-01	Core	329.2	334.1	4.9	3.5
And	Core	360.4	362.1	1.7	5.2
And	Core	369.7	372.6	2.9	5.6
And	Core	399.3	406.9	7.6	2.4
iGS22-02	Core	437.7	446.7	9.0	11.2
iGS22-03	Core	335.9	340.8	4.9	1.6
And	Core	354.8	357.2	2.4	2.5
iGS22-04	Core	426.2	442.6	16.3	7.7
Including	Core	435.3	442.6	7.3	11.2
iGS22-05	Core	515.7	531.0	15.3	16.4
iGS22-06	Core	416.4	419.4	3.0	5.9
And	Core	438.9	442.0	3.0	7.9
And	Core	464.8	469.4	4.6	11.2
And	Core	475.5	480.1	4.6	10.7

Table 1a - Collar Coordinates
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iGS22-01	478579	4554418	1549	290	-57
	iGS22-02	478581	4554415	1548	306	-68
	iGS22-03	478566	4554418	1552	296	-61
	iGS22-04	478582	4554234	1466	322	-56
	iGS22-05	478615	4554109	1466	331	-47
	iGS22-06	478553	4554156	1472	316	-51

>10.0 g/t Au
5.0 - 10.0 g/t Au
Comus contact
Otto fault
NE fault
Otto/Adam Peak Zone
Ogee Zone
South Pacific Zone
iGS22-02
11.2 g/t Au - 9.0 m
iGS21-11*
25.5 g/t Au - 5.5 m
iGS21-18*
33.7 g/t Au - 3.7 m
16.3 g/t Au - 15.7 m
iGS21-19*
9.7 g/t Au - 4.0 m
10.0 g/t Au - 10.2 m
13.7 g/t Au - 5.6 m
15.3 g/t Au - 10.5 m
iGS22-06
11.2 g/t Au - 4.6 m
10.7 g/t Au - 4.6 m
iGS22-04
11.2 g/t Au - 7.3 m
iGS22-05
16.3 g/t Au -15.3 m
Open
Open
100 m
Looking northwest (290°)
* denotes previously released assay

May 24, 2022 Figure 1 – Long Section View (CNW Group/i-80 Gold Corp)

N
iGS22-02
11.2 g/t Au - 9.0 m
South Pacific Zone
iGS22-06
11.2 g/t Au - 4.6 m
10.7 g/t Au - 4.6 m
iGS21-11*
25.5 g/t Au - 5.5 m
iGS22-05
16.4 g/t Au - 15.3 m
iGS22-04
11.2 g/t Au - 7.3 m
iGS21-18*
16.3 g/t Au - 15.7 m
33.7 g/t Au - 3.7 m
Otto/Adam Peak
Ogee
iGS21-19*
9.7 g/t Au - 4.0 m
10.0 g/t Au - 10.2 m
13.7 g/t Au - 5.6 m
15.3 g/t Au - 10.5 m
Comus contact
Otto fault
NE fault
>10.0 g/t Au
5.0 - 10.0 g/t Au
150 m
Plunge 75º
* denotes previously released assay

May 24, 2022 Figure 2 – Oblique Surface Plan View (CNW Group/i-80 Gold Corp)

475000
480000
485000
4565000
4560000
4555000
4550000
Getchell fault
Twin Creeks Mine
(NGM)
Turquoise Ridge Mine
(NGM)
Granite Creek Mine
(i-80 Gold)
Range front fault
Property Boundary
Geology
Granodiorite
Upper Plate - Undf
Comus
Preble
N
0
2 km

May 24, 2022 Figure 3 – Property Location Map (CNW Group/i-80 Gold Corp)

The Granite Creek Property is strategically located proximal to Nevada Gold Mines' Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada.

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analyzed using Au-AA23 (Au; 30g fire assay) and ME-ICP41 (35 element suite; 0.5g Aqua Regia/ICP-AES). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tim George, PE, Mine Operations Manager, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facility that includes an autoclave.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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%CIK: 0001853962

For further information: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - EVP Business & Corporate Development, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 24-MAY-22